UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 333-275005

ABOVE FOOD INGREDIENTS INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

2305 Victoria Avenue #001

Regina, Saskatchewan, S4P 0S7

(306) 779-2268

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 10, 2024, Above Food Ingredients Inc. (the “Company”) received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”),  notifying the Company that, based upon the closing bid price of the Company’s common shares for the last 30 consecutive business days, the Company no longer meets the requirement under Nasdaq’s Listing Rules that require listed securities to maintain a minimum bid price of $1 per share. Such Rules also provide the Company a compliance period of 180 calendar days in which to regain compliance. If at any time during this 180 day period the closing bid price of the Company’s security is at least $1 for a minimum of ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance and this matter will be closed.

On October 21, 2024, the Company received a letter from the Nasdaq Listing Qualifications Department notifying the Company, based upon Nasdaq’s review of the Company’s Market Value of Publicly Held Shares (“MVPHS”) for the last 31 consecutive business days, the Company no longer meets the requirement under Nasdaq Rules that require listed securities to maintain a minimum MVPHS of $15,000,000. Consequently, a deficiency exists with regard to the Rules. Such Rules also provide the Company a compliance period of 180 calendar days in which to regain compliance.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2024	Above Food Ingredients Inc.

	By:	/s/ Lionel Kambeitz
	Name:	Lionel Kambeitz
	Title:	Chief Executive Officer